October 16, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Cicely LaMothe, Senior Assistant Chief Accountant

Re:                             NorthStar Realty Finance Corp.

Form 10-K for Fiscal Year Ended December 31, 2012

Form 10-Q for Quarterly Period Ended March 31, 2013

Dear Ms. LaMothe:

Set forth below are the responses of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 24, 2013 (the “Letter”), with respect to the Company’s Form 10-K for fiscal year ended December 31, 2012 (the “Form 10-K”) filed on February 19, 2013 and the Form 10-Q for quarterly period ended March 31, 2013 filed on May 8, 2013.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.  Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2012

Financial Statements

Consolidated Statements of Operations, page 142

Comment No. 1

We note your response to our prior comment four. Please cite the accounting literature management relied upon to conclude that changes to expected cash flows that result in a change in yield should be applied retrospectively for high-credit quality securities.

Response to Comment No. 1

The Company notes the Staff’s comment and advises the Staff that it refers to ASC 310-20 to conclude that the retrospective method should be applied for high-credit quality securities.

The prospective method is applied for beneficial interests that meet the definition under ASC 325-40.   High credit quality investments that cannot be prepaid or otherwise settled in a way that the holder would not recover substantially all of investment are specifically scoped out of ASC 325-40 and are referred to the guidance in ASC 310-20 to determine income recognition for such interests.  ASC 310-20 describes a method of interest recognition that is referred to as the retrospective method.

NorthStar CMBS Financing Transaction, page 178

Comment No. 2

We have reviewed your response to comment 11. Often these types of structures would be assessed under the variable interest model, as such provide a discussion of the unique characteristics present in your structures that put them in the voting interest model. In addition, please further supplement your analysis to provide specific facts and circumstances surrounding each of the bullet points provided in your response. For example, please discuss the characteristics and rights of the interests in the structures, provide information regarding subordination, the distribution of cash flows and how the special servicers are appointed, etc.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that it determined the Company’s securitization is under the voting interest model. The Company initially assessed the Company’s securitization under the variable interest model and concluded that the securitization was not a variable interest entity based on the analysis summarized below.

In response to the Staff’s comment for the Company to provide a discussion of the unique characteristics of the Company’s structures, the Company reviewed the six most recent CMBS transactions representing approximately $7 billion and notes the following:

The typical buyer of the residual/equity interests in the CMBS transactions does not contribute the collateral into the securitization.  Rather the loans are originated by other parties that no longer have any continuing involvement in the loans.  In the case of the Company’s transaction, the Company originated directly, and on behalf of NorthStar Income I, all of the loans contributed to the securitization.

The residual/equity interests in the recent CMBS transactions represented approximately 5.00% to 7.75% of the capital structure whereas the Company retained significantly more equity with approximately 35%. In other words, the credit support level that is subordinate to the lowest offered certificate is approximately 35%. This illustrates that the securitization is not thinly capitalized.

The special servicer has the power to direct the activities most significant to economic performance for these types of transactions. It is less common for the buyer of the residual/equity interest to also be appointed special servicer.  For instance, the residual/equity interest holder is also the special servicer for only a third of the most recent transactions. The ability to appoint and replace the special servicer in the securitization is embedded in the residual/equity interest and not in any other contractual agreements. This illustrates that in the Company’s securitization, substantive decision making occurs through the residual/equity interest.

The Company also notes a recent CLO transaction which involved the active management of the collateral where the collateral manager/special servicing role is performed by an external manager who does not have any equity investment at risk. Accordingly, such a CLO transaction was determined to be a VIE as the power rests in an entity that does not have any equity investment at risk. This is in contrast to the Company’s securitization which does not involve active management of the underlying collateral and where the special servicing role is performed by the Company who does have equity investment at risk.

The Company views its securitization as a form of financing that is long-term, non-recourse and non-mark to market. For most newly issued CMBS, the residual/equity views the securitization as an investment.

The Company supplemented its evaluation of the securitization under the variable interest model as follows:

1.              Insufficient equity at risk

Each entity has sufficient equity at risk for it to finance its activities without additional subordinated financial support. As previously noted, trust retained interests are deemed to be U.S. GAAP equity investment at risk. The retained interests represent beneficial ownership interests in, and represent obligations of, the Securitization Trust. Per ASC 860-10-05-8 (formerly paragraph 75 in FAS 140) in the section related to securitizations, it states that beneficial interests in the securitization entity are sold to investors and the proceeds are used to pay the transferor for the transferred financial assets.  Those beneficial interests may comprise either a single class having equity characteristics or multiple classes of interests, some having debt characteristics and others having equity characteristics. The issued certificates and retained interests are deemed to be the debt and equity of the Securitization Trust, respectively.  This is further demonstrated by the fact that if a stand-alone balance sheet was prepared for the securitization, all of the retained interests would be characterized and presented as U.S. GAAP equity. For instance, the Company has historically disclosed the carrying amount of assets and liabilities of its consolidated VIEs and referred to the difference between the assets and liabilities as net assets. Other REITs in the industry refer to such difference as GAAP book value which is the U.S. GAAP equity. The Securitization Trust has approximately 35% equity and obtained market rate, non-recourse financing for 65% of the entity’s value. The Securitization JV has 100% equity.  In both cases, the entities have sufficient equity at risk.

The retained interests have characteristics of equity which is illustrated by there being no return of capital to the retained interests until the issued certificates are repaid their contractual principal and interest.  The retained interests have all the upside. Furthermore, shortfalls are borne by the retained interests and any losses will be absorbed first by the Company and NorthStar Income I as equity holders and as the respective owner of such loans.

2.              Holders of equity investment lack the power to direct the activities that most significantly impact the entity’s performance

The equity investment at risk has the power, through voting rights or similar rights, to direct each Entity’s activities that most significantly impact its economic performance.  The power to direct the activities most significant to economic performance is through the special servicer who has the ability to manage the assets that are delinquent or in default.  The bondholders have no control rights. The retained interests in the Securitization Trust are held by the Securitization JV. The retained interests in the Securitization Trust appoint the special servicer, providing the power to the equity investment at risk via voting rights held by the Securitization JV.  As previously noted, the Securitization JV holds the residual/equity interests (the equity investment at risk) and the Company is appointed special servicer.

3.              Holders of equity investment lack the obligation to absorb expected losses and receive expected residual returns

The equity investment at risk has the obligation to absorb any expected losses and receive expected residual returns as any losses that occur will be shared by the equity investment at risk in proportion to their ownership and there are no returns that are capped to any equity investment at risk.  The retained interests are held in the Securitization JV and each of the partners retained the economic interests in its own loans as if the loans have been securitized on a stand-alone basis. All distributions on the retained interests occur after the issued certificates have received their contractual principal and interest payments. Furthermore, as previously noted, shortfalls are borne by the retained interests and any losses will be absorbed first by the respective owner of such loans.

4.              The equity investors as a group also are considered to lack the characteristic in 2. above if both of the following conditions are present: (i) The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both. (ii) Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As previously noted, the equity investors, as represented by the retained interests held by the Securitization JV, retained the economic interests in their respective loans. The voting rights held by the partners in the Securitization JV are in proportion to the economic interests and accordingly, this provision is not applicable.

Based on the preceding analysis, the Company concluded that the structures did not possess characteristics of a VIE and were voting interest entities. The Company then determined that it should not consolidate the entities due to the substantive participating rights and the substantive kick-out rights held by NorthStar Income I (as further discussed in Response to Comment No. 3). It should be noted that the loans transferred by the Company into the securitization transaction failed sale treatment under ASC 860 as the Company maintains effective control of its contributed assets and accordingly, the Company continues to record its respective loans transferred on its consolidated balance sheet along with the securitization bonds payable corresponding to the proceeds received from the securitization.

Comment No. 3

With regards to your analysis under the voting interest model, please explain how you determined there was shared power between the two general partners to support that neither party should consolidate these entities. To the extent there are disagreements between the two parties, explain the tie-breaker and clarify how the general partners reach a resolution.

Response to Comment No. 3

The Company determined that there is shared power between the two general partners of the partnership because the terms of the applicable partnership agreement grants each general partner such shared power over significant decisions that would be expected to be made in the ordinary course of business.  The partnership agreement provides, for administrative ease, that the Company is initially designated to manage the day-to-day operations of the partnership and take action on behalf of the partnership.  NorthStar Income I, however, may remove the Company in this role at any time in its sole discretion, in which case, the partners jointly assume responsibility for all day-to-day operations. Certain actions of the partnership cannot proceed over the objection of the other partner and consequently require the unanimous consent of both partners (i.e. making distributions, borrowing money, entering into agreements with affiliates, commencing litigation etc.) and, in the event that one partner objects to action desired by another that requires unanimous consent, the two partners must engage in good faith discussions in an attempt to resolve the dispute.  Other than the obligation to engage in good faith discussions to resolve any dispute, there are no contractual “tie-breaker” provisions in the Partnership Agreement. However, as a practical matter, in good faith negotiations the Company would expect to engage a third party arbitrator to resolve any deadlocks.

Each general partner shares power with the other general partner over its respective loans as if the loans have been securitized on a stand-alone basis.  Either partner has the ability to effectively replace and appoint the special servicer for its loans. As previously noted in the Response to Comment No. 2, the special servicer has the power to direct the activities that most significantly impact economic performance.  Further, either partner may sell or otherwise transfer any part or all of its interests in the partnership to a third party without the consent of the other partner.  Lastly, each partner is entitled to cause the partnership to transfer or participate the partnership’s interest in any amount proportionate to such partner’s then current partnership interest provided that such transaction is economically neutral to the partner that is not causing such transfer.

In addition to the shared power between the two general partners, the Company notes that NorthStar Income I has a substantive kick-out right where it may remove the Company in its role as designated partner of the Securitization JV at any time in its sole discretion, in which case, the partners jointly assume responsibility for all day-to-day operations.

Form 10-Q for Quarterly Period ended March 31, 2013

Investments in and Advances to Unconsolidated Ventures, page 40

Comment No. 4

In response to comment 14, you indicated that you had one significant unconsolidated joint venture as of June 30, 2013. Please tell us the level of significance for this venture. In addition, the election to use the fair value option does not preclude you from the disclosure provisions in Regulation S-X for significant unconsolidated ventures to the extent that these disclosures would have been applicable had the investment been accounted for under equity method. Please advise.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that it initially determined that it had one significant unconsolidated joint venture.  After a further review of the computation, the Company determined that the one unconsolidated joint venture was at a 19.9% significance level as of June 30, 2013. Therefore, Regulation S-X does not require disclosure of financial information. The Company will continue to monitor all of its unconsolidated joint ventures and if determined to be significant, will disclose summarized financial information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Available for Distribution, page 95

Comment No. 5

We have reviewed your response to comment 15 and continue to question your basis for characterizing cash available for distribution as a measure of performance for which you can provide per share information. Given your use of net cash provided by operating activities as the most comparable GAAP measure, the nature and purpose of the adjustments presented, and your use of this measure in determining the payment of dividends, the calculation of cash available for distribution appears to be a supplemental metric used to assess your liquidity. To the extent you continue to believe that CAD is a performance measure, it should be reconciled to net income and clarifying disclosure should be made of how management and users can assess your operating performance based on the adjustments presented. We may have further comment.

Response to Comment No. 5

The Company notes the Staff’s comment and advises the Staff that it reviewed the guidance related to non-GAAP financial measures and in good faith determined, notwithstanding that cash available for distribution, or CAD, is a performance measure, that the most comparable measure to CAD was net cash provided by operating activities. However, the Company further reviewed its disclosures in light of the SEC’s comment and will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, modify its disclosure to reconcile CAD to income (loss) from continuing operations.  In addition, the Company will provide additional disclosure of how management and users can assess the Company’s performance based on the adjustments presented.

Comment No. 6

In your response to comment 16 you indicate the adjustments are from evaluating changes in accrued expenses. Please provide a reconciliation demonstrating for us how these amounts were derived from the financial statements presented.

Response to Comment No. 6

The Company provides the following reconciliation demonstrating how the CAD adjustment for accrued expenses is derived from the Company’s consolidated financial statements:

Accounts Payable & Accrued Expenses (per the Consolidated Balance Sheet):
As of December 31, 2012	$45,895
As of March 31, 2013	$56,199
Increase for three months ended March 31, 2013	$10,304
CAD Adjustment for timing differences related to general and administrative expenses and corporate borrowings:
Net increase in accrued incentive and other compensation expense	$(3,131)
Interest expense related to corporate borrowings	(1,775)
$(4,906)
Accounts Payable & Accrued Expenses Excluded from CAD Adjustment: (1)
Real estate and other taxes	$(1,097)
Commission expense	(415)
Accrued transaction costs	(2,791)
Accrued interest expense and other payables	(1,095)
$(5,398)

(1)  Amounts excluded because may have an offsetting change in a receivable and/or is not considered corporate general and administrative expenses.

The Company notes that in light of its plan in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, to reconcile CAD to income (loss) from continuing operations, such reconciliation will no longer be necessary.

Comment No. 7

We have reviewed your response to comment 17 and note the realization of your discount is not recorded in your financial statements due to the elimination of these amounts in consolidation. As noted in our previous comment, amounts that are not derived from the financial statements cannot be reconciled under Item 10(e) of Regulation S-K. Please revise in future filings accordingly.

Response to Comment No. 7

The Company notes the Staff’s comment and advises the Staff that the Company has reviewed and considered Item 10(e) of Regulation S-K. As noted in the response to comment 5, the Company will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, reconcile CAD to income (loss) from continuing operations.  On a Company stand-alone basis prior to any eliminations, the discount on these bonds is recognized in interest income based on the effective yield over the expected weighted average life of the investment. In addition, the principal proceeds from paydowns/payoffs of CDO bonds, including the realized discount and return of capital, is reported in the Company’s consolidated statement of cash flows. The Company advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, modify its segment reporting to present the interest income earned based on the effective yield on these CDO bonds.  This reporting is consistent with ASC 280-10-50 which requires that intersegment revenue be disclosed about each reportable segment in the condensed financial statements.  The Company will present its segment reporting in the form presented in Appendix A as modified for the three months ended June 30, 2013.

The Company believes that the modified segment reporting disclosure allows for the reader to assess the Company’s CAD based on the adjustments presented and, accordingly, the realization of the Company’s discount on the CDO bonds will be derived from the Company’s GAAP financial statements consistent with the relevant guidance.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:           Shannon Sobotka, Staff Accountant, Securities and Exchange Commission

Albert Tylis, NorthStar Realty Finance Corp.

Ronald Lieberman, NorthStar Realty Finance Corp.

Michael C. Bernstein, Grant Thornton LLP

Appendix A — Pro forma June 30, 2013 Segment Reporting *

	June 30, 2013
	Non Legacy Investments		Real	Asset	Legacy Investments					Consolidated
Three months ended June 30, 2013:	CRE Debt	CRE Securities	Estate	Management	CRE Debt	CRE Securities		Corporate	Eliminations	Total

Net interest income on debt and securities	$9,969	$5,105	$11	$—	$15,348 (1)	$18,942	(1)	$12,185 (1)	$—	$61,560
Advisory and other fees, related party	—	—	—	5,787	—	—		—	—	5,787
Other revenues	—	—	55,448	37,618	10,603	—		292	(4,983)	98,978
Expenses	834	9	56,787	32,907	18,395	423		31,884	(4,983)	136,256
Income (loss) from operations	9,135	5,096	(1,328)	10,498	7,556	18,519		(19,407)	—	30,069
Equity in earnings (losses) of unconsolidated ventures	645	—	14,425	—	49	—		—	—	15,119
Unrealized gain (loss) on investments and other	—	1,430	—	—	(31,555)	(14,714)		(13,824)	—	(58,663)
Realized gain (loss) on investments and other	—	—	442	—	6,853	5,667		—	—	12,962
Income (loss) from continuing operations	9,780	6,526	13,539	10,498	(17,097)	9,472		(33,231)	—	(513)
Income (loss) from discontinued operations	—	—	—	—	(33)	—		—	—	(33)
Net income (loss)	$9,780	$6,526	$13,539	$10,498	$(17,130)	$9,472		$(33,231)	$—	$(546)

(1)                                 Represents income earned from CDO bonds repurchased at a discount, recognized using the effective interest method, that are eliminated in consolidation. The corresponding interest expense is recorded in net interest income in the legacy CRE debt and securities segments.

*Certain footnotes of this pro forma disclosure have been omitted.